UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 3, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -
TRADE WIND COMMUNICATIONS	TRWDF

Media Release November 16, 2004

TWC FINALISES CAPITAL RAISING STRATEGY AND CHANGES TO ITS CORPORATE RESTRUCTURE

SYDNEY, AUSTRALIA - Trade Wind Communication Limited ("TWC") (TRWDF.OB/Pink sheets) announces the finalisation of the corporate restructuring it initiated in July 2003 and pending A$3,600,000.00 IPO capital raising to fund its business operations.

TWC proposes to list its Australian subsidiary ConnXion Limited (formerly Trade Wind Group Pty Ltd) on the Australian Stock Exchange via an IPO raising A$3,600,000.00, subject to shareholder and note holder approval,. The prospect of listing on the Australian Stock Exchange was disclosed to shareholders in the Information Circular for the 2003 annual meeting of shareholders in relation to the ordinary resolution passed by shareholders to approve the application to delist from the TSX Venture Exchange which has now been implemented.

As part of the proposed restructure TWC will receive 59,706,036 shares in the capital of ConnXion Limited (ConnXion) plus A$500,000.00 cash as consideration for the transfer of the Intellectual Property and settlement of ConnXion's intercompany loan liability to TWC.

As announced on 22nd September 2003, the company undertook to issue secured convertible notes of up to AU$3,000,000 to fund the TWC Group. TWC advises that it has closed its note issue and has 22,485 secured convertible notes on issue to the value of $2,248,463 plus loans of $222,716.00 which it proposes to convert to secured convertible notes.

TWC proposes to redeem these notes in consideration for shares in ConnXion to be issued pursuant to a Intellectual Property Sale Agreement. If accepted by all TWC noteholders the redeemed notes will convert to 16,523,128 shares in the capital of ConnXion leaving TWC with a net 43,182,908 shares in the capital of ConnXion which equates to the total number of shares TWC has on issue.

Additionally, ConnXion itself has 10,823 convertible notes on issue with a face a value of $1,082,300.00.

The directors are confident that the funds being raised by the proposed IPO of ConnXion will be sufficient to fund the ConnXion business through to profitability and provide expansion capital for the deployment of the ConnXion suite of products internationally.

Following the delisting from the TSX Venture Exchange, the company sought to cease to be a reporting issuer in British Columbia and Alberta where its application was unsuccessful. The company has therefore written to the British Columbia Securities Commission and the Alberta Securities Commission to request the granting to TWC of a management cease trade order ("CTO") in lieu of the issuance of an issuer CTO for failure to file financial statements. Upon the securing ConnXion Limited's listing on the Australian Stock Exchange, TWC will reactivate its application to cease to be a reporting issue in British Columbia and Alberta.

Following Kevin Levine's resignation as a director and departure in November 2003, TWC is pleased to announce the appointment of Mr David Colvin as a director of the company. Mr Colvin initially joined TWC as consulting Chief Operating Officer in September 2003 and in July 2004 was appointed Chief Executive Officer of the company.

Mr Colvin has 20 years experience as CEO and sales director in organisation establishing new markets and IT business in the Asia Pacific region including, IT distribution for leading global software vendors and a $100M software supply business which was acquired by the Nasdaq listed Software Spectrum Inc.

For the Board of Directors

/s/ Frank Favretto

Frank Favretto

Executive Chairman

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TRWDF.OTC.BB/Pink sheets) is an innovative technology company and Australia's leading provider of document production and delivery solutions. We deliver critical business documents (i.e. invoices, statements, reminder letters, remittance advices and reports) to customers, shareholders, employees and suppliers across multiple delivery channels including email, fax, SMS and the postal system.

Our products and services produce the highest quality business documents and provide a seamless migration from paper to electronic delivery, resulting in reduced document delivery cost, improved cashflow and enhanced productivity.

Trade Wind Communications Limited trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRWDF". Additional information relating to Trade Wind is on SEDAR at www.SEDAR.com.

For more information please contact Frank Favretto, Sydney, Australia (61 2) 9250 8888

Web site: http://www.tradewind.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: November 16, 2004

/s/ Frank Favretto
Frank Favretto
Executive Chairman